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                                                            Exhibit 99.1
[VIVENDI LOGO]




                            VIVENDI UNIVERSAL CLOSES
                            ON ACQUISITION OF MP3.COM

PARIS AND NEW YORK, AUGUST 29, 2001 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) announced that it successfully completed the acquisition of San Diego-based MP3.com, Inc. (Nasdaq: MPPP) in a combined cash and stock transaction on August 28, 2001.

MP3.com stockholders voted in favor of the merger transaction at a special meeting of stockholders held Monday, August 27, 2001. MP3.com was delisted from Nasdaq effective prior to opening for trading Tuesday, August 28. Of the more than 69 million shares outstanding, over 68 percent were voted. Of those voting, more than 99 percent voted in favor of the merger.

The corporate offices of MP3.com will continue to be based in San Diego.

The exchange ratio for the merger is 0.0904. Based on preliminary information from The Bank of New York, the exchange agent in the merger, it is currently estimated that all shareholders electing cash and all non-electing shareholders of MP3.com will receive $5.00 in cash for each share of MP3.com common stock exchanged in the merger.

MP3.com stockholders holding more than 73 percent of the shares elected to receive Vivendi Universal American Depositary Shares (ADSs) and over 21 percent elected to receive cash. Due to the aggregate election of all stockholders, the preliminary proration factor for those stockholders electing Vivendi Universal ADSs is approximately 68 percent.

Commenting on the closure of the acquisition, Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal, said, "The acquisition of MP3.com was an extremely important step in our strategy to create both a distribution platform and acquire state-of-the-art technology. MP3.com will be a great asset to Vivendi Universal in meeting our goal of becoming the leading online provider of music and related services."


Mr. Messier continued, "MP3.com brings to Vivendi Universal millions of dedicated music fans; a robust distribution platform; technology that strengthens our ability to handle subscriptions, direct marketing and data management; technology that applies to all devices and across a range of Vivendi Universal's businesses, including music, film, games and possibly books; and strong management and technology teams."


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ABOUT VIVENDI UNIVERSAL:
MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted through Universal Music Group, the world's leading music company, which develops, acquires, manufactures, markets and distributes recorded music through wholly owned operations or licensees in 63 countries around the world. Universal Music Group's other businesses also include one of the world's largest music publishing companies, which involves the acquisition of rights to, and licensing of, musical compositions. The PUBLISHING business is a worldwide content leader in its core markets: education/literature, games, and healthcare information. It provides content across multiple platforms, including print, multimedia, in the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT is a 63-percent effectively owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

The company's corporate website is located at http://www.vivendiuniversal.com. The company's financial website is located at http://finance.vivendiuniversal.com.

ABOUT MP3.COM:
MP3.com, Inc. has created a unique and robust technology infrastructure designed to facilitate the storage, management, promotion and delivery of digital music. As the Internet's premier Music Service Provider (MSP), the company is dedicated to providing consumers with access to music when they want it, where they want it, using any web-enabled device. The company's web site hosts what MP3.com believes is the largest collection of digital music available on the Internet, with more than 1 million song and audio files posted from over 165,000 digital artists and record labels. Dedicated to growing the digital music space, the company's products and services include on-demand Subscription Music Channels, an innovative Business Music Services program, a Syndicated Radio program and others. Additionally, through the company's MSP technology initiative and its Music InterOperating System, MP3.com is partnering with a variety of forward-looking businesses to expand its digital music strategy. The company is based in San Diego, California. For more information on MP3.com, visit www.mp3.com.

IMPORTANT DISCLAIMER:
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired MP3 operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.


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CONTACTS:
MEDIA RELATIONS:
PARIS
Antoine Lefort
011-33-1-71-71-1180
Alain Delrieu
011-33-1-71-71-1341
NEW YORK
Anita Larsen
212-572-1118
FOR MP3.COM:
Greg Wilfahrt
858-623-7280


INVESTOR RELATIONS:
PARIS
Ariane de Lamaze
011-33-1-71-71-1084
NEW YORK
Eileen McLaughlin
212-572-8961
FOR MP3.COM:
Karen Silva
858-623-7222








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